UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

ZHONGCHAO INC.

(Translation of Registrant's name into English)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On March 23, 2020, Zhongchao Inc. (the “Company”) issued a press release announcing an update regarding the impact of COVID-19 (the “coronavirus”) on its operations and expects the coronavirus curriculum (the “Curriculum”) launched since mid-January through its MDMOOC platform (www.MDMOOC.org) to generate over US$1.5 million in revenues in the first half of 2020. The Curriculum provides over 60 courses covering a wide range of medical specialties including anesthesiology, surgery, oncology, obstetrics and gynecology, pediatrics, infectious disease, respirology,critical medicine and psychiatry. The Curriculum includes both free online courses developed independently by the Company and customized courses developed through partnership/sponsorship with leading pharmaceutical companies and not-for-profit organizations (the “Partners and Sponsors”). The Curriculum has been successively distributed through the Company’s web portals, mobile APP, WeChat subscription accounts, as well as social media channels, providing much-needed help to the medical workers who are at the forefront of the fight against the coronavirus.

These Partners and Sponsors include Sanofi Pasteur, Fresenius Kabi, Johnson & Johnson, Lundbeck, Boehringer Ingelheim, Chinese Journal of Anesthesiology, Chinese Journal of Surgery, obgy.cn, China Association of Health Promotion and Education, and the Chinese Society of Psychiatry.

A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

Exhibit	Description
99.1	Press release dated March 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Zhongchao Inc.

By:	/s/ Weiguang Yang
Name:	Weiguang Yang Chief Executive Officer
Title:

Date: March 23, 2020

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